Exhibit 99.1

Algonquin Power & Utilities Corp. Announces First Quarter 2013 Financial Results

OAKVILLE, ON, May 9, 2013 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the first quarter ended March 31, 2013.

First Quarter Financial Highlights:

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For the first quarter of 2013, revenue was $196.7 million as compared to $63.4 million in the first quarter of 2012. The increase in revenue over the same period in 2012 is primarily the result of regulated utility acquisitions including the Midwest Gas Systems, the EnergyNorth Gas System, the Pine Bluff Water System, and the Granite State Electric System, as well as power generation acquisitions including the U.S. Wind Projects and Shady Oaks wind generation facilities.

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Adjusted EBITDA (“Adjusted EBITDA”) was $61.0 million in the first quarter of 2013 as compared to $23.4 million in the first quarter of 2012. The increase in Adjusted EBITDA is primarily related to additional revenues from the acquisitions of the EnergyNorth Gas System, the Granite State Electric System, the Midwest Gas Systems, the U.S. Wind Projects, and the Shady Oaks Wind Facility, and increased demand and higher rates at the Calpeco Electric System.

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APUC reported adjusted net earnings of $17.8 million or $0.09 per share in the first quarter of 2013 as compared to adjusted net earnings of $5.5 million or $0.04 per share in the first quarter of 2012.

First Quarter Corporate Highlights:

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During the quarter, APUC issued a total of 15.2 million shares to Emera Incorporated (“Emera”) for total proceeds of $90.4 million, pursuant to several previously committed subscription agreements. As a result, Emera currently owns 50.1 million APUC common shares representing approximately 24.5% of the total outstanding common shares of APUC.

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Early in 2013, APUC completed the redemption of the outstanding Series 3 Debentures by issuing and delivering 150,816 APUC common shares for the remaining $1.0 million in Series 3 Debentures, and as a result there are no remaining convertible debentures in APUC’s capital structure.

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During the quarter, an APUC subsidiary entered into an agreement to sell ten small U.S. hydroelectric generating facilities for gross proceeds of U.S. $27 million. These facilities were no longer considered strategic to the ongoing operations of the Company. The operating results from these facilities are disclosed as discontinued operations on the consolidated statements of operations and prior periods have been reclassified to conform to this presentation.

First Quarter Growth Highlights:

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An APUC subsidiary acquired the 109.5 MW contracted Shady Oaks wind powered generating station for total consideration of approximately U.S.$148.9 million. The Shady Oaks wind power facility is located in Northern Illinois, approximately 80 km west of Chicago, Illinois and reached commercial operation in June 2012.

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An APUC subsidiary acquired the Pine Bluff Water System, a regulated water distribution utility located in Pine Bluff, Arkansas serving approximately 17,800 water distribution connections. Total purchase price for the utility was approximately U.S.$27.6 million plus working capital and other closing adjustments, representing a multiple of net assets for regulatory purposes of approximately 1.16x.

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An APUC subsidiary entered into an agreement to assume the rights to purchase the assets of New England Gas Company, a natural gas distribution utility serving over 50,000 customers in Massachusetts. The acquisition is subject to certain approvals and conditions, and is expected to close in the second half of 2013. Total consideration for the utility asset purchase is approximately U.S. $74 million, subject to working capital and closing adjustments.

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APUC issued 3.4 million common shares to Emera representing the balance of the subscription receipts outstanding pursuant to the acquisition in 2012 of the remaining 49.999% ownership in California Pacific Utility Ventures LLC, which owns 100% of the Calpeco Electric System.

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Granite State Electric System filed a rate case with the New Hampshire Public Service Commission seeking an increase in base rates of U.S.$14.2 million, and an additional U.S.$1.2 million increase in 2014 subject to the completion of certain capital projects. An interim rate increase of U.S.$9.2 million is being requested as part of the application, to be implemented in the third quarter of 2013.

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Subsequent to the end of the first quarter, on April 1, an APUC subsidiary acquired certain regulated natural gas distribution utility systems located in Columbus and Gainesville, Georgia serving approximately 64,000 gas distribution utility customers. Total purchase price for the utility was approximately U.S.$140.7 million plus working capital and closing adjustments representing a multiple of net assets for regulatory purposes of approximately 1.1x.

“We had a very active start to the year with our 2012 growth initiatives fully contributing in the first quarter of 2013 and with the announcement of continued growth in both our regulated and non-regulated utilities businesses,” commented Chief Executive Officer Ian Robertson. “With these new growth initiatives and the financial contribution of our successes achieved in 2012 we are very pleased that our increased earnings and cash flow profile has allowed our Board to raise the dividend by 9.7% to $0.34 annually.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 10, 2013, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, May 10, 2013

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4860 or Local 416-644-3415.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4612895# from May 10, 2013 until May 29, 2013.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine Algonquin Power & Utilities Corp. 2845 Bristol Circle, Oakville, Ontario, L6H 7H7 Telephone: (905) 465-4500 Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 19:14e 09-MAY-13